SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 8


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General
The Dow Chemical      Inc.              Counsel
Company               2030 Dow Center   DowElanco
2030 Dow Center       Midland, MI       9330 Zionsville
Midland, MI  48674    48674             Road
(517) 636-1000        (517) 636-1000    Indianapolis, IN
                                        46268
                                        (317) 337-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                          May 15, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member                               of a Group(b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of          The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 DowElanco - Indiana


Number of    7)  Sole Voting     17,591,579
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            17,591,579
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount
Beneficially owned by Each
Reporting Person as of           17,591,579
May 15, 1997

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         56.8%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    DowElanco                    PN


       This Amendment No. 8 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997 and Amendment No. 7 filed on May 2, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.


Item 2. Identity and Background.

       This Item 2 is hereby amended by adding the following information at the end thereof.

       On May 14, 1997, Eli Lilly and Company ("Lilly"), the sole owner of EPCO, Inc.("EPCO"), DowElanco's 40% general partner, exercised its option to sell its entire interest in DowElanco to The Dow Chemical Company ("TDCC"), the sole owner of Rofan Services, Inc. ("Rofan"), DowElanco's 60% general partner. The transaction is to be completed on or before June 30, 1997. The terms of the transaction are described in a press release issued by TDCC on May 15, 1997, a copy of which is filed as an Exhibit to Amendment No. 8 to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the Common
Stock purchases reported in Amendment No. 8 to Schedule 13D from working capital and other internal sources.


Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a)  Since the filing of Amendment No. 7 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:


                 Shares of
       Date     Common Stock   Price/Share     Total Price

      5/7/97       2,500         $21.500      $53,750.00
      5/8/97      50,000          21.875    1,093,750.00
      5/9/97      51,825          22.190    1,149,996.75

On May 2, 1997, DowElanco purchased 95,752 shares of Common Stock from Jerry D. Caulder at $28.00 per share for an aggregate purchase price of $2,681,056.00, in accordance with the Offer.


Item 5. Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 17,591,579 shares of Common Stock which represent approximately 56.8% of the total outstanding shares of Common
Stock.

       (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 17,591,579 shares of Common Stock.

       (c) Since the filing of Amendment No. 7 to Schedule 13D, DowElanco has purchased 104,325 shares of Common Stock in open market transactions for an aggregate purchase price of $2,297,496.75 and 95,752 shares of Common Stock in a private transaction with Jerry D. Caulder for an aggregate purchase price of $2,681,056.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 17,591,579 shares of Common Stock acquired by DowElanco.

       (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following text to the end thereof.

TDCC has agreed to acquire from EPCO all of EPCO's 40% interest in the DowElanco general partnership. The agreement is more fully described in the press release filed as an Exhibit to Amendment No. 8 to Schedule 13D.


Item 7.  Material to be filed as Exhibits

Exhibit No.          Description
  99                 Press Release: Sale of EPCO's Interest
in DowElanco

                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 1997


          THE DOW CHEMICAL COMPANY

          By:/S/G. MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:/s/GEOFFERY E. MERSZEI
          Name:   Geoffery E. Merszei
          Title:  Vice President


          DOWELANCO

          By:/s/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel